Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lawrenceville Plasma Physics, Inc.
128 Lincoln Blvd
Middlesex, NJ 08846
https://www.lppfusion.com/

Up to $124,000.00 in Class B Common Stock at $25.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Lawrenceville Plasma Physics, Inc.
Address: 128 Lincoln Blvd, Middlesex, NJ 08846
State of Incorporation: NJ
Date Incorporated: May 19, 2003

Terms:

Equity

Offering Minimum: $124,000.00 | 4,960 shares of Class B Common Stock
Offering Maximum: $124,000.00 | 4,960 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $25.00
Minimum Investment Amount (per investor): $100.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Amount-Based Perks

Tier 1: Invest $100 & receive Newsletter subscription.

Tier 2: Invest $500 & receive closed online briefings of lab progress.

Tier 3: Invest $1000 & receive 1-hour virtual group visit to the lab.

Tier 4: Invest $5000 & receive individual in-person visit to the lab.

Tier 5: Invest $10,000 & receive acknowledgment by name in our next published scientific paper.

Tier 6: Invest $25,000 & receive a private meeting with one of the founders.

Tier 7: Invest $50,000 & receive a box of home-made chocolate, specially made by the Chef Scientist from his own fusion recipe and a list of that and other fusion recipes.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Lawrenceville Plasma Physics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $25.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $2,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any).

The Company and its Business

Company Overview

Overview:

Lawrenceville Plasma Physics, Inc. (dba "LPP Fusion" or the "Company") is a pioneering research company focused on developing nuclear fusion energy technology, aiming to create clean, safe, and unlimited energy at a cost low enough to replace all fossil fuels. Utilizing our proprietary Dense Plasma Focus (DPF) device, we believe we are on the path to achieving net energy gain through nuclear fusion using hydrogen-boron fuel. Our innovative approach plans to harness natural plasma instabilities rather than fighting them, which has the potential to position us as a leader in the private fusion energy race post-commercialization. The company is in the pre-revenue, pre-prototype stage of development.

Corporate History:

Lawrenceville Plasma Physics, Inc. is a C-Corp organized under the laws of the state of New Jersey on May 19, 2003.

Summary of Intellectual Property:

Our intellectual property portfolio includes patents granted in key global markets. The details of our patent portfolio are as follows:

(1) China: Patent #200780007065.7

(2) United States: Patent #7,482,607

(3) Australia: Patent #2007314648

(4) Canada: Patent #2,642,749

(5) European Union: Patent #EP1989714B1 (covering Belgium, Germany, Spain, France, Great Britain, and Italy)

Competitors and Industry

Industry

The nuclear fusion industry is an emerging sector that we believe holds the potential to revolutionize global energy production by providing a clean, nearly limitless energy source. With advancements in plasma physics and magnetic confinement technologies, the industry has seen increased investments and attention from both private and public sectors. Governments and private companies alike are focusing on developing commercial fusion reactors that can compete with traditional energy sources, potentially positioning fusion as a key player in the future energy market. However, significant technical and regulatory hurdles remain before fusion can become a commercially viable solution.

Competitors

LPP Fusion's main competitors in the fusion energy industry include Commonwealth Fusion Systems, which is developing a tokamak reactor using high-temperature superconducting magnets, and TAE Technologies, which is focusing on aneutronic fusion through a field-reversed configuration reactor. Another notable competitor is General Fusion, which is working on a magnetized target fusion approach. While these companies are pursuing different technologies, they all share the goal of achieving net energy from fusion, but we believe LPP Fusion distinguishes itself by utilizing a Dense Plasma Focus (DPF) system that aims to be more cost-effective and compact.

Competitors may include:

1. TAE

2. General Fusion

3. Common Wealth (MIT)

4. ZAP

5. Helion

6. First

7. Light

8. HB11

9. Tokamak Energy

Current Stage and Roadmap

Current Traction

LPP Fusion is in the research and development stage/experimental stage (as are all of the competitors) - building a working fusion generator prototype. We believe the company has already made notable progress, including publishing in peer-reviewed journals the achievement of the highest temperatures in private fusion experiments. LPP Fusion continues to refine its experiments as it moves toward the goal of reaching net energy.

Future Roadmap

In the future, LPP Fusion plans to focus on achieving net energy production from its experiments, which will lead to the development of a commercial prototype. Once this milestone is achieved, the company aims to scale the technology for widespread commercial use, potentially offering a clean and affordable energy source. Our anticipated roadmap includes continued experimental refinement, commercial prototyping, and eventual commercialization to meet global energy needs.

1. Phase 1 (Current): Developing a working prototype with pB11 fuel and Focus Fusion device (based on DPF device).

2. Phase 2: Engineering phase (after a working prototype is designed).

3. Phase 3: Mass production and licensing to corporations and governments.

The Team

Officers and Directors

Name: Eric J. Lerner

Eric J. Lerner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Director, Chief Scientist & CEO
  Dates of Service: May, 2003 - Present
  Responsibilities: I founded LPPFusion based on my decades of research in fusion energy. I direct and particpate in our research and as sole director am legally responsible for the company's direction. Salary: $155,584

Name: Ivana Karamitsos

Ivana Karamitsos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CIO, DOC
  Dates of Service: February, 2010 - Present
  Responsibilities: As a Co-Founder I cover all LPPFusion needs except for the plasma research, namely: IT, System&Business Administration, Communications, Marketing & Creative Content production, and everything in-between. Salary: $140,000

Name: Rudolph Fritsch

Rudolph Fritsch's current primary role is with Dietech Precision. Rudolph Fritsch currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary
  Dates of Service: November, 2010 - Present
  Responsibilities: I am a mechanical engineer by trade, thus I provide information necessary for potential donors to understand the mechanism used by LPPFusion to research fusion energy generation.

Other business experience in the past three years:

- Employer: Dietech Precision
  Title: President
  Dates of Service: January, 1990 - Present
  Responsibilities: Engineering work, CAD work in the design of the Allsteel line of tank head forming systems

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors

willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely

affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eric J. Lerner	20	Class A Common Stock	32.47%
Eric J. Lerner	1,403,710	Class B Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,960 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 20 with a total of 20 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 4,000,000 with a total of 3,377,090 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding includes 88,650 of shares to be issued pursant to stock options issued.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $672,750.00
  Number of Securities Sold: 0
  Use of proceeds: Hire more people, experimental/operational costs
  Date: August 01, 2021
  Offering exemption relied upon: Regulation CF

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $159,880.00
  Number of Securities Sold: 0
  Use of proceeds: Hire more people, experimental/operational costs
  Date: September 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $39,000.00
  Number of Securities Sold: 0
  Use of proceeds: General Operations
  Date: June 01, 2022
  Offering exemption relied upon: 506(c)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $316,520.00
  Number of Securities Sold: 0
  Use of proceeds: General Operations
  Date: December 01, 2022
  Offering exemption relied upon: Regulation CF

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $94,200.00
  Number of Securities Sold: 0
  Use of proceeds: General Operations
  Date: April 01, 2023
  Offering exemption relied upon: 506(c)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $457,959.00
  Number of Securities Sold: 0
  Use of proceeds: General Operations
  Date: December 01, 2023
  Offering exemption relied upon: Regulation CF

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $231,578.00
  Number of Securities Sold: 0
  Use of proceeds: Hire more people, experimental/operational costs
  Date: July 11, 2024
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Because of our leading fusion yield results, due to an easier approach compared to similar research companies, we are projecting a raising interest in investments in clean energy tech for as long as the people seek to do away with the current environmental /industrial pollution.

Foreseeable major expenses based on projections:

Hiring qualified personnel at $100K+per head to accelerate the research; experimental costs (equipment, machining, custom made software), patent extension costs (legal), operational costs (accountants, rent, insurance, safety...)

Future operational challenges:

Lack of qualified personnel in the USA, potential hustle and time delays of hiring immigrants; general lack of "on the shelf" equipment needed for fusion generation.

Future challenges related to capital resources:

An average person does not even know what fusion is or why it matters, so trending the message that fusion is safe, clean and cheap and how it can stop fossil fuels pollution while also providing millions of times more energy per same unit of weight of fossil fuels will be a hard task, but a task that is achievable.

Future milestones and events:

Within our R&D phase we expect to get net-energy, a fusion yield where more energy goes out of the system than goes in, by switching from the experimental but low energy deuterium gas to hydrogen and boron fuel that is not only safe but also has the highest energy density and safety of all fusion fuels.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2024, the Company has capital resources available in the form of $717,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our fusion R&D efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $150,000, we anticipate the Company will be able to operate for 2-3 months. This is based on a current monthly burn rate of $50K for expenses related to R&D (research materials, machining, research & lab labors) costs and operational (legal, professional, financial, insurance, administrative, IT, security and other contractual / rental) costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 1 year. This is based on a projected monthly burn rate of $50,000 for expenses related to R&D (research materials, machining, research & lab labors) costs and operational (legal, professional, financial, insurance, administrative, IT, security and other contractual / rental) costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $84,427,750.00

Valuation Details:

Our pre-money valuation of $74 million is based on the significant market opportunity, technological innovation, and the expertise of our team. We believe that the potential for fusion energy to disrupt the global energy market, combined with our achievements in research and development, justifies this valuation. We have developed proprietary technology and achieved notable milestones, which, alongside industry trends and partnerships, supports the growth trajectory set out in this offering.

Market Growth & Trends

The fusion energy industry has gained considerable momentum in recent years, with global efforts to develop clean and sustainable energy sources intensifying. With fusion energy having the potential to replace fossil fuels and end carbon emissions, the market is poised for exponential growth. The International Atomic Energy Agency projects significant advancements in the sector by 2030, driven by both public and private investments. LPP Fusion is uniquely positioned within this growing field, having made notable progress toward achieving net energy from fusion, which is seen as the next frontier in the energy industry.

Comparable Competitor Companies

Comparable companies in the fusion energy space, such as Tri Alpha Energy and Commonwealth Fusion Systems, have secured significant funding rounds, reaching valuations of several hundred million dollars based on their technological advancements and market potential. Similar to these companies, LPP Fusion has a strong technical foundation, a proven track record in research, and growing interest from both private investors and public institutions. However, LPP Fusion's approach leverages an innovative design that promises faster results, differentiating it from its peers and justifying a premium valuation relative to its stage of development.

The Value of the Company's Assets

LPP Fusion's key assets include proprietary intellectual property, with patents issued in multiple countries, including the U.S., China, and the EU. These patents cover critical aspects of our fusion technology, which is essential for achieving net energy. Additionally, our research laboratory and fusion device represent significant tangible and intangible assets that contribute to our valuation. The company's intellectual property, combined with ongoing research and development, positions it as a leader in the fusion space with strong future revenue potential through licensing agreements.

Management's Prior Achievements & Success

LPP Fusion's leadership team is comprised of experienced scientists and engineers who have been at the forefront of fusion research for decades. CEO and Chief Scientist Eric J. Lerner has led multiple successful research initiatives and is recognized for his pioneering work in plasma physics. The team's expertise is a critical factor in the company's ability to reach key technological milestones and attract further investment, reinforcing our valuation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Company Employment
  58.0%
  We will use 58% of the funds to pay key personnel for daily operations, including the following roles: Research Plasma physicist, Engineer, IT & Business Administration, Marketing and to hire additional employees. Wages to be commensurate with training, experience and position.

- Working Capital
  7.5%
  We will use 7.5% of the funds for working capital to cover ongoing day-to-day operations.

- Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

- Research & Development
  12.0%
  We will use 12% of the funds raised for fusion generator research & development.

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  12.0%
  We will use 12% of the funds raised for fusion generator research & development.

- Company Employment
  58.0%
  We will use 58% of the funds to pay key personnel for daily operations, including the following roles: Research Plasma physicist, Engineer, IT & Business Administration, Marketing and to hire additional employees. Wages to be commensurate with training, experience and position.

- Working Capital
  7.5%
  We will use 7.5% of the funds for working capital to cover ongoing day-to-day operations.

- StartEngine Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fee
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than January 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.lppfusion.com/ (https://www.lppfusion.com/investing-in-lppfusion/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lppfusion

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Lawrenceville Plasma Physics, Inc.

[See attached]

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

September 30, 2022

BKC
Certified Public Accountants, PC

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

For the Year Ended September 30, 2022

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Auditors' Report

Board of Directors
Lawrenceville Plasma Physics, Inc.
D/B/A LPPFusion, Inc.
Middlesex, New Jersey

We have audited the accompanying financial statements of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.), which comprise the Balance Sheet as of September 30, 2022, and the related Statements of Operations and Accumulated Deficit, Cash Flows, and Changes in Stockholders' Equity for the year then ended, and the related Notes to the Financial Statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.) as of September 30, 2022, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that,

39 State Route 12, Ste 2, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



BKC, CPAs, PC

BKC, CPAS, PC

February 15, 2023
Flemington, New Jersey

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Balance Sheet
September 30, 2022

ASSETS

Current assets		
Cash	$	88,713
Total current assets		88,713
Property and equipment, net of accumulated		
depreciation of $975,209		347,079
Total assets	$	435,792

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	34,081
Short-term loan		15,000
Total current liabilities		49,081
Stockholders' equity		
Capital stock		
Class A voting, no par value,		
20 shares authorized, 20 shares issued and		
outstanding		1
Class B non-voting, no par value,		
400,000 shares authorized, 324,923 shares		
issued and outstanding		9,641,802
Accumulated deficit		(9,255,092)
Total stockholders' equity		386,711
Total liabilities and stockholders' equity	$	435,792

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Operations and Accumulated Deficit
For the Year Ended September 30, 2022

Operating expenses		
Salaries and wages	$	255,558
Payroll taxes		20,081
Employee benefits		64,997
Computer related expenses		33,447
Contractor expense		7,795
Depreciation expense		67,406
Dues and subscriptions		5,345
Insurance		7,622
Materials and supplies		5,446
Travel		2,991
Rent		29,287
Telephone		11,965
Office expense		14,451
Professional fees		63,539
Finance charge		1,837
Advertising and promotion		15,256
Total operating expenses		607,023
Other income (expense)		
Miscellaneous income		11,312
Processing fees for crowdfunding		(1,643)
Total other income (expense)		9,669
Net loss before provision for income taxes		(597,354)
Provision for income taxes		1,060
Net loss	$	(598,414)

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2022

| | Class A Stock | | Class B Stock | | Accumulated | Total Stockholders' |
	Number	Amount	Number	Amount	Deficit	Equity
Balance at September 30, 2021	20	$ 1	323,887	$ 9,296,357	$ (8,656,678)	$ 639,680
Issuance of stock	-	-	1,036	345,445	-	345,445
Net loss	-	-	-	-	(598,414)	(598,414)
Balance at September 30, 2022	20	$ 1	324,923	$ 9,641,802	$ (9,255,092)	$ 386,711

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Cash Flows
For the Year Ended September 30, 2022

Cash flows from operating activities	
Net loss	$ (598,414)
Adjustments to reconcile net loss to	
net cash used in operating activities	
Depreciation	67,406
Decrease in assets	
Prepaid expenses	4,665
Decrease in liabilities	
Accounts payable and accrued expenses	28,304
Other current liabilities	(6,212)
Total adjustments	94,163
Net cash used in operating activities	(504,251)
Cash flows from investing activities	
Purchases of property and equipment	(21,624)
Net cash used in investing activities	(21,624)
Cash flows from financing activities	
Proceeds from short-term loan	15,000
Proceeds from sale of capital stock	345,445
Net cash provided by financing activities	360,445
Decrease in cash	(165,430)
Cash - beginning of year	254,143
Cash - end of year	$ 88,713

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFusion, Inc.
Notes to the Financial Statements

Note 1 -   Summary of significant accounting policies
            Description of the Company
            Lawrenceville Plasma Physics, Inc., D/B/A LPPFusion, Inc. (the Company), incorporated in 2003, is a research and development company. LPPFusion's main technology is Focus Fusion, a fusion energy generator. This technology uses a Dense Plasma Focus device, fueled by hydrogen and boron, and converts energy directly into electricity.

The Company has already achieved major experimental milestones. Of the three factors that serve as an indicator of fusion energy yield (temperature, density, and confinement time), the Company has so far achieved adequate temperature and confinement time for net energy. It plans to carry out scientific experiments to demonstrate the scientific feasibility of its approach and develop a prototype fusion generator. The Company expects that it will achieve profitable operation after that time primarily by selling licenses for the manufacture of the generators and from the royalties from those licenses.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
Deferred income taxes reflect the temporary differences in reporting assets and liabilities for income and financial accounting purposes. These temporary differences arise primarily from the recognition of accelerated depreciation for income tax purposes and net operating loss carryforwards.

With few exceptions, the Company is no longer subject to the U.S. Federal, state or local income tax examinations by tax authorities for years before 2019.

Property and equipment
Property and equipment are stated at cost. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. Depreciation is being provided for principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years
Software	3 years

Note 1 -   Summary of significant accounting policies (continued)
           Advertising
           Advertising expenses related to the marketing and promotions of the Company's services are expensed in the period incurred. Advertising cost for the year ended September 30,2022 was $15,256.

           Revenue recognition
           Revenue consists of subscription payments and sponsored research agreement provided by a non-profit organization.

Note 2 -   Concentration of credit risk
           The Company maintains its cash and cash equivalents in a wide array of bank deposit accounts and financial institutions which are insured by the Federal Deposit Insurance Corporation. The Company does not have uninsured cash at September 30, 2022.

Note 3 -   Property and equipment
           Property and equipment at cost is summarized as follows:

Leasehold improvements	$ 114,592
Software	22,681
Machinery and equipment	1,185,015
Total property and equipment	1,322,288
Less: accumulated depreciation	(975,209)
Property and equipment, net	$ 347,079

           Depreciation expense for the year ended September 30, 2022 was $67,406.

Note 4 -   Patents
           The Company has been granted patents in the United States, Australia, Canada, China, and the European Union, and has an outstanding patent application in India.

Note 5 -   Stock option plan
           Pursuant to the Company's Stock Option Plan, the Company will issue from time to time, to employees, officers, directors and consultants of the Company, options to purchase shares of the Company's common stock.

           Options are granted with an exercise price equal to the fair value of the Company's stock at the date of the grant; the options generally vest immediately. The exercise price for the options range from $60 to $150. The options generally have ten-year contractual terms. The fair value of each option award was the market price of the stock as determined arbitrarily by the management of the Company on the date of the issuance. At September 30, 2022, there were 7,742 options outstanding.

Note 5 -   <u>Stock option plan (continued)</u>
There was no compensation expense recorded for any of the options because Management of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 6 -   <u>Operating leases</u>
The Company rents office space under an operating lease expiring in January 31, 2026. Rent is due monthly installments of $1,990 through January 31, 2026. In addition, the rent will increase annually at 2% per year for the duration of the lease. The Company also leases a storage facility for $89 a month on a month-to-month basis. Rent expenses for the year ended September 31, 2022 was $29,287.

The remaining future lease payments under the operating lease is as follows for the year ended September 30:

2023	$ 25,432
2024	25,435
2025	25,435
2026	9,197

Note 7 -   <u>Income taxes</u>
The provision for income taxes for the year ended September 30, 2022, is as follows:

Current state taxes	$ 1,060

As of September 30, 2022, the Company has available a cumulative net operating loss carryforward of $8,643,885 which begins to expire in 2027 and a book to tax temporary difference of $132,100 arising from the recognition of accelerated depreciation for income tax purposes. Because of the more likely than not assessment that the deferred tax asset will not be used, an allowance equal to the amount of the deferred tax asset has been recorded.

Note 8 -   <u>Short-term loan</u>
The Company received a $15,000 loan in June 2022 from an unrelated party at 10.4% annual rate payable in 12 months.

Note 9 -   <u>Supplemental disclosure of cash flow information</u>
Cash paid during the years ended September 30, 2022, as follows:

Income taxes	$ 1,060

Note 10 -   Change in accounting standards
ASU 2016-02: FASB issued ASU 2016-02, *Leases*. This ASU recognizes as a liability, non-cancellable lease. The liability offset by an amortizable asset called a right to use. This ASU will be effective to the Company in the year ending September 30, 2023. Management has not completed its assessment of the impact of this change.

Note 11 -   Risk and uncertainties
The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Organization's financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Organization is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for the fiscal year ended 2023.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Note 12 -   Subsequent events
The Company's Management has determined that no material events or transactions occurred subsequent to September 30, 2022 and through February 15, 2023, the date of the Company's financial statement issuance, which require additional disclosure in the Company's financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

September 30, 2023

BKC
Certified Public Accountants, PC

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

For the Year Ended September 30, 2023

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Auditors' Report

Board of Directors
Lawrenceville Plasma Physics, Inc.
D/B/A LPPFusion, Inc.
Middlesex, New Jersey

We have audited the accompanying financial statements of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.), which comprise the Balance Sheet as of September 30, 2023, and the related Statements of Operations, Cash Flows, and Changes in Stockholders' Equity for the year then ended, and the related Notes to the Financial Statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.) as of September 30, 2023, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that,

39 State Route 12, Ste 2, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



BKC, CPAs, PC

BKC, CPAS, PC

February 5, 2024
Flemington, New Jersey

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Balance Sheet
September 30, 2023

ASSETS

Current assets		
Cash	$	14,864
Total current assets		14,864
Noncurrent assets		
Property and equipment, net of accumulated		
depreciation of $1,036,804		316,225
Right-of-use asset - operating leases		80,650
Total noncurrent assets		396,875
Total assets	$	411,739

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	51,476
Current portion of lease liability - operating leases		23,562
Total current liabilities		75,038
Long-term liabilities		
Lease liability - operating leases, net of current portion		58,394
Total liabilities		133,432
Stockholders' equity		
Capital stock		
Class A voting, no par value,		
20 shares authorized, 20 shares issued and		
outstanding		1
Class B non-voting, no par value,		
400,000 shares authorized, 326,852 shares		
issued and outstanding		10,070,517
Accumulated deficit		(9,792,211)
Total stockholders' equity		278,307
Total liabilities and stockholders' equity	$	411,739

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Operations
For the Year Ended September 30, 2023

Operating expenses		
Salaries and wages	$	316,453
Payroll taxes		25,237
Employee benefits		38,771
Computer related expenses		21,549
Depreciation expense		61,595
Dues and subscriptions		3,067
Insurance		7,173
Materials and supplies		9,530
Travel		1,326
Rent expense		30,017
Telephone		10,917
Office expense		20,082
Professional fees		88,190
Finance charge		2,811
Total operating expenses		636,718
Other income (expense)		
Research grant		130,500
Donation income		5,580
Interest income		39
Processing fees for crowdfunding		(35,778)
Total other income (expense)		100,341
Net loss before provision for income		(536,377)
Provision for income taxes		742
Net loss	$	(537,119)

LAWRENCEVILLE PLASMA PHYSICS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2023

| | Class A Stock | | Class B Stock | | Accumulated | Total Stockholders' |
	Number	Amount	Number	Amount	Deficit	Equity
Balance at October 1, 2022	20	$ 1	324,923	$ 9,641,802	$ (9,255,092)	$ 386,711
Issuance of stock	-	-	1,929	428,715	-	428,715
Net loss	-	-	-	-	(537,119)	(537,119)
Balance at September 30, 2023	20	$ 1	326,852	$ 10,070,517	$ (9,792,211)	$ 278,307

See accompanying notes to the financial statements.

5

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Cash Flows
For the Year Ended September 30, 2023

Cash flows from operating activities		
Net loss	$	(537,119)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		61,595
Non cash lease expense		24,855
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		17,396
Principal repayments of lease liability - operating leases		(23,549)
Total adjustments		80,297
Net cash used in operating activities		(456,822)
Cash flows from investing activities		
Purchases of property and equipment		(30,742)
Net cash used in investing activities		(30,742)
Cash flows from financing activities		
Proceeds from related party loan		11,000
Repayments of related party loan		(26,000)
Proceeds from sale of capital stock		428,715
Net cash provided by financing activities		413,715
Decrease in cash		(73,849)
Cash - beginning of year		88,713
Cash - end of year	$	14,864

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFusion, Inc.
Notes to the Financial Statements

Note 1 -   Summary of significant accounting policies
Description of the Company
Lawrenceville Plasma Physics, Inc., D/B/A LPPFusion, Inc. (the Company), incorporated in 2003, is a research and development company. LPPFusion's main technology is Focus Fusion, a fusion energy generator. This technology uses a Dense Plasma Focus device, fueled by hydrogen and boron, and converts energy directly into electricity.

The Company has already achieved major experimental milestones. Of the three factors that serve as an indicator of fusion energy yield (temperature, density, and confinement time), the Company has so far achieved adequate temperature and confinement time for net energy. It plans to carry out scientific experiments to demonstrate the scientific feasibility of its approach and develop a prototype fusion generator. The Company expects that it will achieve profitable operation after that time primarily by selling licenses for the manufacture of the generators and from the royalties from those licenses.

Changes in accounting standards
ASU 2016-02: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes existing guidance for accounting for leases under Topic 840, Leases. The FASB also subsequently issued the following additional ASUs, which amend and clarify Topic 842: ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; ASU 2018-11, Leases (Topic 842): Targeted Improvements; ASU 2018-20, Narrow-scope Improvements for Lessors; and ASU 2019-01, Leases (Topic 842): Codification Improvements. The most significant change in the new leasing guidance is the requirement to recognize right-to-use (ROU) assets and lease liabilities for operating and finance leases on the balance sheet.

As a result of adopting the new standards effective October 1, 2022, the Company recorded a lease liability payable and utilized all the available practical expedients. These included transition elections that permitted it to not reassess its prior conclusions about lease identification, lease classification and initial direct costs for existing or expired leases.

The Company evaluates its leases for proper classification as either finance or operating lease when the annual lease cash payments are over $5,000 per year. All other leases are considered immaterial or qualify for the short-term lease exclusion.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 -   Summary of significant accounting policies (continued)
             Property and equipment
             Property and equipment are stated at cost. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. Depreciation is being provided for principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years
Software	3 years

Revenue recognition
Revenue consists of subscription payments and sponsored research agreement provided by a non-profit organization.

Income taxes
Deferred income taxes reflect the temporary differences in reporting assets and liabilities for income and financial accounting purposes. These temporary differences arise primarily from the recognition of accelerated depreciation for income tax purposes and net operating loss carryforwards.

With few exceptions, the Company is no longer subject to the U.S. Federal, state or local income tax examinations by tax authorities for years before 2019.

Note 3 -   Property and equipment
             Property and equipment at cost is summarized as follows:

Leasehold improvements	$ 114,592
Software	22,681
Machinery and equipment	1,215,756
Total property and equipment	1,353,029
Less: accumulated depreciation	(1,036,804)
Property and equipment, net	$ 316,225

Depreciation expense for the year ended September 30, 2023 was $61,595.

Note 4 -   Patents
             The Company has been granted patents in the United States, Australia, Canada, China, and the European Union, and has an outstanding patent application in India.

Note 5 -   Stock option plan
Pursuant to the Company's Stock Option Plan, the Company will issue from time to time, to employees, officers, directors and consultants of the Company, options to purchase shares of the Company's common stock.

Options are granted with an exercise price equal to the fair value of the Company's stock at the date of the grant; the options generally vest immediately. The exercise price for the options range from $60 to $200. The options generally have ten-year contractual terms. The fair value of each option award was the market price of the stock as determined arbitrarily by the Management of the Company on the date of the issuance. At September 30, 2023, there were 8,444 options outstanding.

There was no compensation expense recorded for any of the options because Management of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 6 -   Lease arrangements
Effective February 1, 2022, the Organization entered a five-year contract for office space.

The Organization rents office facilities from a nonrelated party, Impact Associates, LLC. The lease calls for monthly payments of $1,990 with a 2 percent escalation for each subsequent year, expiring February 2027.

The following summarizes the items on the balance sheet as of September 30, 2023:

Operating lease ROU assets	$	80,650
Operating lease liabilities		
Current portion		23,562
Long-term portion		58,394
Total operating lease liabilities	$	81,956

The Organization did not have the rate implicit in all the leases, as such they utilized the risk-free rate as the discount rate. The following summarizes other information related to the leases as of December 31, 2022:

Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	24,198
Weighted-average remaining lease term in years for operating leases		3.33
Weighted-average discount rate for operating leases		1.62%

Note 6 -   Lease arrangements (continued)
            Future minimum payments required under the operating leases are as follows:

2024	$	24,682
2025		25,176
2026		25,680
2027		8,616
Total minimum payments		84,154
Less: present value discount		(2,198)
Total lease liabilities	$	81,956

Lease expense for the year ended September 30, 2023 is $30,017.

Note 7 -   Income taxes
            The provision for income taxes for the year ended September 30, 2023, is as follows:

Current state taxes	$	742

As of September 30, 2023, the Company has available a cumulative net operating loss carryforward of $9,756,894 and a general business credit of $256,857 which begins to expire in 2027 and a book to tax temporary difference of $156,092 arising from the recognition of accelerated depreciation for income tax purposes. Because of the more likely than not assessment that the deferred tax asset will not be used, an allowance equal to the amount of the deferred tax asset has been recorded.

Note 8 -   Risk and uncertainties
            The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Note 9 -   Subsequent events
            The Company's Management has determined that no material events or transactions occurred subsequent to September 30, 2023 and through February 5, 2024, the date of the Company's financial statement issuance, which require additional disclosure in the Company's financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF LPP FUSION

Pioneering Safe, Clean, and Limitless Energy

LPPFusion is a pre-revenue, innovative fusion energy company in the research phase. We are pioneering the private sector in results for energy efficiency with hydrogen-boron (pB11) fuel and have raised over $11M to date.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PIONEERING SAFE, CLEAN, AND LIMITLESS ENERGY
LPPFUSION

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$25.00 Per Share

MIN INVEST
$100

VALUATION
$84.43M

REASONS TO INVEST



- Breakthrough Fusion Technology: We believe LPPFusion is a leader in private fusion research with Focus Fusion generators, achieving superior energy efficiency with zero nuclear waste and zero greenhouse gases.



- Market Demand: As the global energy market shifts, we believe our decentralized, clean energy solution intends to

replace fossil fuels and revolutionize power generation.

 Experienced Leadership: Led by award-winning physicist Eric Lerner, LPPFusion has the expertise to drive the future of fusion energy.

TEAM


Eric J. Lerner • President and Chief Scientist

Eric has 30 years of DPF research experience, developing a theory for advanced fuel fusion and space propulsion. He was funded by NASA's Jet Propulsion Laboratory on experiments that confirmed his work and created a model showing how quantum magnetic fields could improve DPF performance by reducing X-ray cooling.

Read Less




Ivy Karamitsos • Chief Information Officer and Communications Director

Ivy joined LPPF in 2010 and now manages business and IT administration, including communications and finances. As a co-founder Ivy makes vital strategic decisions, and operates at all levels, from experimenting to infrastructure upgrades and hiring. Ivy holds a Computer Science degree and has a background in mathematics and classical music.

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Dr. Syed Hassan • Research Scientist

Dr. Hassan is a plasma physicist with over 20 years of experience in dense plasma focus and laser devices. He earned his PhD from NTU, Singapore, and built a plasma focus device for Imperial College London. He has conducted experiments in Crete, Europe, and Purdue University, and has designed plasma focus devices and diagnostic instruments.

Read Less


Dejan Simurdic • Information Technology Admin

Dejan is Software Developer/Data Analyst with over 13 years of experience. He worked in multiple industries and in over 20 different coding and database platforms. He was born in Serbia and spent 3 years in Africa before coming to the United States. He was always fascinated by new scientific discoveries, especially clean energy.

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Rudolph "Rudy" Fritsch • Research Mechanical Engineer

Rudy has been President of Allsteel for 15 years. Born in Hungary in 1947, he emigrated to Canada after the 1956 Hungarian Revolution. As an engineer and entrepreneur, he ran a successful family business, employing over 100 workers. He supports Austrian economics and studied under Professor Antal Fekete.

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Dr. Warwick Dumas • Simulation Researcher

After earning his PhD in Applied Mathematics in 2010, he began volunteering with the Focus Fusion Society. He joined LPPF in 2012, working on plasma filament simulations that helped redesign the cathode. He previously worked as a statistics analyst for the UK government and Santander.

Read Less

Show Less

THE PITCH

Harnessing the Power of the Stars

See how fusion energy can be converted to electricity, directly:



00:03

Images & Videos of the Company's Focus Fusion Generator are computer-generated for demo purposes.

LPPFusion is a NJ research company, developing clean, cheap, safe and decentralized fusion energy generators, powered by a novel hydrogen-boron fuel. With **over $11 million raised**, our technology has outperformed **larger private fusion projects, according to our peer-reviewed published papers**. We've made groundbreaking strides, achieving the highest confined ion energies and energy efficiencies in the private fusion sector. With decades of experience, a dedicated team, and a clear vision, **we believe we are one of the leaders in the fusion energy revolution.**

DECENTRALIZED

FUSION POWER

FOCUS FUSION GENERATOR

Fusion energy without nuclear waste, or long-distance power lines – decentralized, off grid energy!

 

DIRECT CONVERSION TO ELECTRICITY

Images of the Company's Focus Fusion Generator are computer-generated for demo purposes.

How Does it Work?

Using the same process that powers the stars, our generators are designed to use hydrogen-boron fuel to aim for massive energy production without harmful emissions.. Unlike traditional fossil fuels, Focus Fusion will offer a nearly limitless and pollution-free energy source.

Hydrogen-boron fuel produces only charged helium nuclei whose energy can be converted directly to electricity without having to use steam to operate traditional turbines for energy production. By not relying on expensive turbines, with compact generators and with almost no fuel cost, this technology can be cheaper than any existing energy source. In addition, because there is zero radioactive waste, zero greenhouse gases and zero chance of meltdowns, as occur with nuclear fission, these generators can be safe to place in neighborhoods, and their 5-MW output makes them ideal for decentralized energy production. No large-scale electrical grid or long distance power lines are needed.



This is a conceptual animation for illustrative purposes only and does not depict an actual fusion reaction.

Focus Fusion has the potential to revolutionize our world. Imagine a world where energy is abundant, affordable, and clean. Focus Fusion generators aim to replace fossil fuels in significant areas of energy consumption, including powering homes and industries, while contributing to clean water and recycling solutions.

THE PROBLEM & OUR SOLUTION

Focus Fusion: A Global Game-Changer

The world faces an urgent need for clean, cheap, reliable and abundant energy. Fossil fuels not only harm the environment but also present long-term sustainability issues. Existing alternatives like solar and wind, while helpful, cannot fully meet global demand due to dependency on weather conditions and energy storage limitations.[1] While government-funded projects have invested billions[2], LPPFusion has achieved remarkable progress with only $11 million in funding. Our team of experts is dedicated to pushing the boundaries of fusion technology and bringing this clean energy solution to the world.



THE BENEFITS OF
FOCUS FUSION ENERGY
CHEAPER
No dams, batteries, and turbines
CLEANER
No pollution, spills, fracking, and green-house gases
SAFER
Always on, no radioactive waste and meltdowns

By switching to Focus Fusion, we can potentially eliminate the need for drilling and environmental damage from oil spills, and **redirect trillions from fossil fuels** toward vitally needed housing, education and health services, creating millions of new jobs. Unlike solar and wind, which are limited by weather conditions, Focus Fusion provides a reliable, baseload energy source. This makes it ideal for all uses, including remote areas, off-grid applications, and even space exploration.


3.5oz of pB11 FUEL
Produces the same amount of energy as:
126 TONS OF COAL
76 TONS OF OIL
58 TONS OF NATURAL GAS

Source: LPPFusion

By providing clean, affordable energy, we believe we can reduce reliance on fossil fuels, combat climate change, and improve economic stability. We aim to create a world where energy costs are low, industries thrive, and communities prosper.

THE MARKET & OUR TRACTION

Revolutionizing the Energy Landscape

The global energy market, valued in the trillions, is rapidly shifting towards clean, renewable sources.[3,4,5] Fusion energy has the potential to disrupt this market by providing a limitless, pollution-free, inexpensive alternative to fossil fuels. We believe LPPFusion is at the forefront of this revolution, gearing up to capture a significant share of this growing market.

A PIONEER IN FUSION TECHNOLOGY

Our experiments have achieved several significant milestones:

HIGHEST CONFINED ION ENERGIES
Equivalent to over 2 billion degrees Kelvin

LOWEST IMPURITIES
Ensuring a cleaner and more efficient fusion process

HIGHEST ENERGY GENERATION RATIO
Demonstrating the efficiency of our technology

PIONEERING BERYLLIUM ELECTRODES
Leading the way in electrode materials

We believe LPPFusion has achieved groundbreaking results in fusion research, surpassing many competitors in terms of energy output, efficiency, and plasma purity. In March 2023, we published a paper[6] in a special issue of the Journal of Fusion Energy showing that we led all fusion companies in key experimental results, achieving "**the highest ratio of fusion energy generation to device energy input (wall-plug efficiency).**" In addition, we believe fusion can offer an advantage over traditional energy sources like solar and wind by providing consistent, base-load power. We have raised over $11 million from private investors and successfully completed key experiments. Our team of experts is dedicated to advancing fusion technology and bringing this clean energy solution to market.



FUNDING AND SUPPORT

$11M+

Raised from a network of private investors, including the Abell Foundation

RECOGNITION AND IMPACT

CHIEF SCIENTIST ERIC LERNER

Awarded for excellence in energy research by the Integrity Research Institute

INVITED PRESENTATIONS

Eric Lerner has presented our research at prestigious institutions and conferences worldwide

Not to mention, we believe our innovative approach to fusion sets us apart from competitors. By harnessing the natural instabilities of plasma, instead of fighting them like our competitors, we may achieve significant results with a small, mid-room size, **highly** affordable device. We believe this represents a potential major breakthrough in energy technology that can pave the way for a cleaner, more sustainable future.

WHY INVEST

Energy For the Future

Focus Fusion represents a major leap forward in energy technology. By harnessing the power of the stars, we can create a cleaner, more sustainable world for generations to come.



" I think that the "Focus Fusion" approach of Lawrenceville Plasma Physics, Inc. should be funded as the science behind it is very interesting. Even if this approach does not succeed in producing fusion energy, the research will produce valuable technology in the near term."

BRUNO COPPI

PHYSICS PROFESSOR & SENIOR
FUSION RESEARCHER, MIT



" A review committee of four senior scientists, led by the former head of the US government fusion program, concluded that "LPPFusion has made an impressive effort to address DPF physics and engineering issues given the limited number of personnel involved," but that the "program is vastly underfunded and merits a much higher funding level."

DR ROBERT HIRSCH

FORMER DIRECTOR OF U.S. FUSION
ENERGY PROGRAM

The above testimonials may not be representative of the opinions of other experts or the experiences of other customers and is not a guarantee of future performance or success.

Source: LPPFusion

Invest in a clean energy revolution with LPPFusion. By supporting our next phase of experiments, you can help unlock the potential of Focus Fusion generators, which could provide abundant, decentralized energy with zero pollution. Your investment will help fund crucial research as we transition into creating a working prototype. Join us in making history and shaping the future of energy.

Invest in LPPFusion. Invest in energy for the future.

ABOUT

HEADQUARTERS
128 Lincoln Blvd
Middlesex, NJ 08846

WEBSITE
View Site ⬈

LPPFusion is a pre-revenue, innovative fusion energy company in the research phase. We are pioneering the private sector in results for energy efficiency with hydrogen-boron (pB11) fuel and have raised over $11M to date.

TERMS

LPP Fusion

Overview

PRICE PER SHARE
$25

VALUATION
$84.43M

DEADLINE ⓘ
Jan. 30, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$124k - $124k

Breakdown

MIN INVESTMENT ⓘ
$100

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$124,000

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
4,960

MAX NUMBER OF SHARES OFFERED
4,960

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing    →

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$411,739	$435,792
Cash & Cash Equivalents	$14,864	$88,713
Accounts Receivable	$0	$0
Short-Term Debt	$75,038	$49,081
Long-Term Debt	$133,432	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$742	$1,060
Net Income	-$537,119	-$598,414

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange

Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Amount-Based Perks

Tier 1: Invest $100 & receive Newsletter subscription.

Tier 2: Invest $500 & receive closed online briefings of lab progress.

Tier 3: Invest $1000 & receive 1-hour virtual group visit to the lab.

Tier 4: Invest $5000 & receive individual in-person visit to the lab.

Tier 5: Invest $10,000 & receive acknowledgment by name in our next published scientific paper.

Tier 6: Invest $25,000 & receive a private meeting with one of the founders.

Tier 7: Invest $50,000 & receive a box of home-made chocolate, specially made by the Chef Scientist from his own fusion recipe and a list of that and other fusion recipes.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Lawrenceville Plasma Physics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $25.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $2,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any).

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Fusion energy is a power source that could slash global energy costs, eliminate pollution, and decentralized clean energy supply worldwide.

Since the 1950s, governments have attempted to create fusion energy, the same energy that powers our sun. Unlike nuclear fission, fusion can generate limitless cheap energy without nuclear waste and with zero risk of a nuclear meltdown. Already, $7 billion invested in private fusion companies. By 2040, the global nuclear fusion market could exceed $800 billion. Traditional government-funded, donut-shaped approaches have been trying to control the natural instabilities of plasmas to produce fusion energy. But despite 70 years of chasing fusion energy, we still don't have it yet.

At LPP Fusion, we believe we're taking an easier path to obtaining fusion energy. Instead of fighting nature, we are using the natural instabilities of plasma to our advantage to build compact, chief, safe, and decentralized fusion generators. We call this approach, Focus, fusion.

We're using a different fuel, hydrogen boron. Not only can this fuel produce millions of times more energy than an equal weight of oil or gas, it does so with zero pollution and zero nuclear waste.

Hydrogen boron fusion energy could be converted to electricity directly. No expensive turbines would be needed. So fusion energy could be far cheaper than any existing energy sources today. And because of its safety and direct energy conversion, Focus Fusion generators could be fully decentralized. No long distance power lines would be needed.

With just $11 million in funding, we believe LPP Fusion is on the verge of obtaining net energy gain, the tipping point where our device produces more energy than it consumes. Invest in safe, cheap, unlimited decentralized energy. Invest in LPP Fusion.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.